Exhibit 99.1

Japan Ground Self-Defense Force Adopts MEDIROM MOTHER Labs’

REMONY for Advanced Health Monitoring and Heatstroke Safety

Deployment to
Japan Ground Self-Defense Force
Remote Health Management System
REMONY
アラート
一覧
MOTHER

September 18th, 2025, Tokyo, Japan: MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (“MEDIROM”) today announced that its subsidiary, MEDIROM MOTHER Labs Inc. (“MOTHER Labs”), has begun providing its remote health monitoring system “REMONY,” powered by the recharge-free smart tracker MOTHER Bracelet®, to the Japan Ground Self-Defense Force (JGSDF).

■Background of the Deployment

In recent years, the importance of health management and heatstroke prevention for personnel operating under extreme conditions has grown significantly. Traditional wearable devices often face limitations in such environments—particularly in mountainous or remote areas where power supply is scarce—making it challenging to collect vital health data or detect anomalies in real-time continuously.

To address these challenges, there has been increasing demand in the field for devices that are lightweight, highly energy-efficient, and capable of long-term use without requiring recharging. In response, the Japan Ground Self-Defense Force 8th Division has adopted “REMONY,” a remote health monitoring system powered by the MOTHER Bracelet®, a recharge-free smart tracker developed by MOTHER Labs.

The MOTHER Bracelet® utilizes thermoelectric generation technology, enabling uninterrupted operation throughout training periods without concerns about battery depletion. This capability was a key factor in its adoption. By leveraging this technology, commanding officers and medical staff can remotely monitor the real-time health conditions of individual personnel during extended missions, allowing them to proactively identify risks such as heatstroke and take preventive measures before health-related issues escalate.

■About the Japan Ground Self-Defense Force 8th Division

The Japan Ground Self-Defense Force 8th Division is responsible for the defense of southern Kyushu and disaster relief operations in the region. The division conducts a wide range of training and missions to ensure the safety and security of local communities.

HP: https://www.mod.go.jp/gsdf/wae/8d

■About the MOTHER Bracelet, Recharge-Free Smart Tracker

MOTHER Bracelet is the world’s first* 24/7 recharge-free smart tracker. It uses innovative technology from a Silicon Valley tech company that allows for power generation based on temperature differences between body and surrounding air. The recharge-free feature eliminates the risk of data loss when a device is taken off for recharge. MOTHER Bracelet records five basic metrics: heart rate, calories burned, body surface temperature, step count, and sleep.

Official Website: https://mother-bracelet.com

■About REMONY, Remote Health Monitoring System

REMONY, a remote health monitoring system, developed by MOTHER Labs, combines the wrist-worn recharge-free smart tracker MOTHER Bracelet with a dedicated gateway. The system enables automatic data synchronization and centralized real-time management. Health monitoring with conventional wearables often faces challenges due to data loss during device recharge period. However, MOTHER Bracelet measures user vital data in real-time 24/7 without needing removal for recharge. As a result, it allows prompt and early detection of health emergencies and accident prevention with high accuracy. The system is customizable for use in various industries, including elderly care, health monitoring for night shift workers, etc.

【Features】

-	Measurement and display of heart rate, skin temperature, step count, sleep duration, and calories burned
-	Various alert functions (fall detection, abnormal heart rate, heatstroke, SOS call, etc.)
-	Automatic notification functions linked to alerts

■ABOUT MEDIROM MOTHER Labs Inc.

A subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM), focuses on the health- tech sector. The company’s core activities include the ‘Specific Health Guidance Program’ offered through the ‘Lav’ health application and development and sales of the 24/7 recharge-free MOTHER Bracelet smart tracker. By leveraging the features of the recharge-free MOTHER Bracelet, MOTHER Labs offers customizable health management solutions across diverse sectors, including caregiving, logistics, manufacturing, etc.

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

■MEDIROM Healthcare Technologies Inc.

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web: https://medirom.co.jp/en

Contact: ir@medirom.co.jp

■Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;

●changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;

●MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;

●the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;

●MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

●MEDIROM’s ability to raise additional capital on acceptable terms or at all;

●MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;

●changes in consumer preferences and MEDIROM’s competitive environment;

●MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and

●the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.